SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

MatrixOne, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

57685P304

(CUSIP Number)

Chilton Investment Company, LLC
1266 East Main Street, 7th Floor
Stamford, CT 06902
(203) 352-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57685P304	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Chilton Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,328,608
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,328,608
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,328,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 57685P304	SCHEDULE 13D	Page 3 of 5 Pages

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of MatrixOne, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 210 Littleton Road, Westford, MA 01886. This Statement supersedes the statement on Schedule 13G filed by the Reporting Person on February 14, 2005 (the “Schedule 13G”).

ITEM 2.	Identity and Background.

This Statement is being filed by Chilton Investment Company, LLC, a limited liability company organized in the state of Delaware (sometimes referred to herein as “Chilton” or the “Reporting Person”).

Chilton is the general partner of certain investment limited partnerships (the “Chilton Funds”) and the investment adviser of certain managed accounts (the “Managed Accounts” and, together with the Chilton Funds, the “Client Accounts”), certain of which own Common Stock of the Issuer. As such, Chilton exercises voting control and dispositive power over such Common Stock. Chilton’s Client Accounts are primarily engaged in the business of investing and trading in securities.

The address of the principal office of the Reporting Person is 1266 East Main Street, 7th Floor, Stamford, Connecticut 06902.

During the past five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, Chilton has acquired on behalf of its Client Accounts 4,328,608 shares of Common Stock for an aggregate purchase price of $22,601,688.81. All of such purchases and sales were made through open market transactions. The funds for such acquisitions came from the working capital of the Client Accounts or from their margin accounts in the regular course of business.

ITEM 4.	Purpose of Transaction.

The initial investment in the Common Stock by Chilton, on behalf of its Client Accounts, was made in the ordinary course of its business of investing and trading in securities, as reported on

CUSIP No. 57685P304	SCHEDULE 13D	Page 4 of 5 Pages

the Schedule 13G. Chilton acquired the Common Stock believing such securities to be undervalued.

Since the time of its initial investment, Chilton has monitored developments in the software industry and has come to the conclusion that the industry is likely to undergo substantial consolidation and that smaller software companies, such as the Company, will likely either be acquired or fail to have sufficient scale to compete successfully.

On several occasions since November 2004, Chilton has suggested to management of the Company and its Board of Directors that they should consider these industry trends in order to determine whether it would be advisable for the Company to review its strategic alternatives, including a possible sale of the Company.

In September 2005, in light of the Company’s apparent failure to act, Chilton decided to communicate its views regarding consolidation in the software industry and the advisability of a sale of the Company more broadly. However, Chilton does not have any contract, arrangement or understanding with any other person with respect to any securities of the Issuer.

Chilton intends to continue to review on a regular basis its investment in the Common Stock and the Company’s business and affairs, as well as the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions. Chilton may in the future take such actions with respect to its investment in the Common Stock as it deems appropriate in light of the circumstances existing from time to time, including acquiring or disposing of Common Stock at any time and from time to time in the open market or otherwise, and communicating its views regarding the Company to third parties, including other shareholders and/or potential acquirors of the Company.

ITEM 5.	Interest in Securities of the Issuer.

(a)    As of today, the Reporting Person is deemed to beneficially own (through its control of the Client Accounts) 4,328,608 shares of Common Stock, representing 8.4% of the Issuer’s Common Stock. The foregoing calculations are based on 51,565,409 shares of Common Stock issued and outstanding as of February 7, 2005 according to publicly available filings of the Issuer.

(b)    The responses of the Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c)    The Reporting Person has effected the following transactions in shares of Common Stock during the preceding 60 days:

Chilton Investment Company, LLC, as general partner on behalf of Chilton Small Cap Partners, LP, on August 2, 2005 sold 12,384 shares of Common Stock at a net price per share of $5.0234 through Merrill Lynch & Co.

CUSIP No. 57685P304	SCHEDULE 13D	Page 5 of 5 Pages

(d)    Chilton’s Client Accounts that own the Common Stock have the right to receive dividends from, and the proceeds from any sale of, such Common Stock.

(e)    Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     September 13, 2005

Chilton Investment Company, LLC

By:	/s/ James Steinthal

James Steinthal
Senior Vice President